RECEIVED
2009 AUG -7 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan



09046694

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 4 August 2009
RG/rmj7884
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Half Year Report 2009	4 August 2009 published on the Internet	J
Media Release : Half Year Results 2009 : Improved momentum and strong cash flow	4 August 2008	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA



P. de Rougemont



R. Garavagno



Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 12G3-2B-82-5087

RECEIVED
2009 AUG -7 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan

HALF YEAR REPORT & FINANCIAL REPORT 2009

AT A GLANCE

As the leading company in the fragrance and flavour industry, Givaudan serves customers around the world with innovative products through a sales and marketing presence in all major mature and developing markets.

This leadership is underpinned by a commitment to significantly invest in consumer understanding tools and research and development programmes. Our efficient operations are driven by two business organisations, the Fragrance Division and the Flavour Division, which are supported by integrated functions such as Finance, Human Resources and IT. We lead sensory innovation through a passion for excellence.

KEY FIGURES

For the Six Months Ended 30 June *in millions of Swiss francs, except for per share data*	**2009**	**2008**
Sales	1,996	2,095
Gross profit	896	974
as % of sales	*44.9%*	*46.5%*
EBITDA at comparable basis [a, b]	424	472
as % of sales	*21.2%*	*22.5%*
EBITDA [a]	388	444
as % of sales	*19.4%*	*21.2%*
Operating income at comparable basis [b]	282	273
as % of sales	*14.1%*	*13.0%*
Operating income	245	238
as % of sales	*12.3%*	*11.4%*
Income attributable to equity holders of the parent	95	94
as % of sales	*4.8%*	*4.5%*
Earnings per share – basic (CHF) [c]	12.62	12.68
Adjusted earnings per share (CHF) [d]	24.15	29.68
Operating cash flow	422	93
as % of sales	*21.1%*	*4.4%*

a) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.

b) EBITDA at comparable basis excludes acquisition related restructuring expenses. Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

c) The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element of the rights issue.

d) Adjusted for after tax effect of amortisation of intangible assets and integration costs.

in millions of Swiss francs, except for employee data	**30 June 2009**	**31 December 2008**
Total assets	7,678	6,997
Total liabilities	4,901	4,904
Total equity	2,777	2,093
Number of employees	8,525	8,772

FINANCIAL HIGHLIGHTS

- Sales of CHF 1,996 million, slight decline of 0.6% in local currencies, excluding divested business
- EBITDA margin on a comparable basis of 21.2%
- Improved momentum in the course of the first half year in both, sales and profitability
- Net income of CHF 95 million
- Net debt reduced by CHF 732 million supported by strong operating cash flow of CHF 422 million and successful completion of rights issue
- Quest integration well on track to achieve CHF 170 million and CHF 200 million of synergies at end of 2009 and 2010 respectively

WORLDWIDE PRESENCE

Givaudan has a leading presence in all major markets and operates through a network of 90 sites around the world in mature and developing markets. This global presence as an industry leader is an important contributor to its success.



HIGHLIGHTS FIRST HALF 2009

January

8 January 2009
As part of its ethical sourcing project in Venezuela, Givaudan introduces a new natural ingredient to the perfumers' creation palette: Tonka roasted beans, certified organic by Ecocert.

13 January 2009
A new Consumer Products Fragrance Creative Centre in East Hanover, New Jersey, USA, becomes operational.

14 January 2009
The extended and dedicated Malvinas Fragrance production site opens in Buenos Aires, Argentina.

February

11 February 2009
Givaudan Flavours scientists identified and applied for patents related to its discovery of the bitter taste receptor triggered by Rebaudioside-A, the new Stevia-derived "natural high intensity sweetener."

17 February 2009
Full Year 2008 Results: Givaudan delivers solid results in a challenging environment.

25 February 2009
As part of its TasteSolutions™ programme, the company has developed an extensive portfolio of building blocks and ingredients to help its flavourists enhance salt perception in low sodium applications.

March

2 March 2009
A new Fragrance Division brochure highlighting Givaudan's in-depth consumer understanding of the developing markets of Brazil, Mexico, China and India is presented to customers.

18 March 2009
A partnership focusing on the sustainable supply of benzoin from Laos, the third initiative in the Innovative Naturals™ programme, is introduced to clients and the media.

26 March 2009
The Annual General Meeting elects Thomas Rufer as a new director and re-elects André Hoffmann and Juerg Witmer to the Board of Directors, all for a term of three years.

ORGANISATION

Givaudan operates through two integrated divisions, combining a rich legacy of experience with cutting-edge technology in its aim to be the leader in sensory innovation and creating added value for its customers.

Fragrances

Our perfumers create fragrances for the world's most respected brands. The division is organised into three business units, which are supported by an in-depth understanding of the latest consumer trends, a performing research and development organisation as well as an efficient global operational set-up.

Flavours

We are a trusted partner to the world's leading food and beverage companies, combining our global expertise in sensory understanding and analysis and consumer-led innovation in support of unique product applications and new market opportunities. From concept to store shelves and quick serve restaurants, we work with food and beverage manufacturers to develop flavours and tastes for market-leading products across five continents.



CEO and Executive Committee
Fragrances
Fine Fragrances
Consumer Products
Fragrance Ingredients
Purchasing
Flavours
Beverages
Savoury & Snacks
Sweet Goods & Dairy
Foodservice
Finance
IT
HR
Corporate functions: Communication, Legal, EHS

COMPETITIVE ADVANTAGE

Givaudan maintains competitive advantage through operating a well-balanced business with natural hedges against the fluctuations of economic conditions and customer demand. These hedges are built through:

Geography

38% of our sales are in developing markets, with the remainder in mature markets.

Segments

A balanced portfolio in all fragrance and flavour applications.

Clients and products

A diversified client base from multinationals to regional clients, from premium brands to private labels.

Currencies

Our creation and production centres are close to customers, hence our sales and expenses are balanced across currencies.

April

1 April 2009
Givaudan's Perfumery School is the focus of a major story about the fragrance industry in the April special Fashion & Style edition of Time magazine.

3 April 2009
First quarter 2009 sales: Consumer products and Flavours resilient.

May

4 May 2009
Sensory understanding and the psychology of smell are the main features in the "Fragrance & Feelings" brochure, developed by Givaudan's Fragrance research community.

6 May 2009
Givaudan further advances its TasteEssentials™ Chicken flavour programme by developing proprietary, breakthrough natural ingredients that help food manufacturers create consumer preference for their products in tough market conditions.

27 May 2009
Givaudan celebrates seven successes at the New York FiFi® Awards Ceremony.

June

9 June 2009
Opening of a dedicated, refitted Flavour sales, creation and application centre in Buenos Aires, Argentina.

11 June 2009
Rights issue to de-lever balance sheet and strengthen operational flexibility is announced.

IMPROVED MOMENTUM AND

SALES BY DIVISION


Sales
Flavours
55%
Sales
Fragrances
45%
Sales Flavours 55%
CHF 1,097 million
Sales Fragrances 45%
CHF 899 million
Total Sales
CHF 1,996 million

SALES BY REGION


Asia Pacific
23%
Latin
America
11%
USA /
Canada
25%
EAME
41%

SALES BY MARKET


Developing
38%
Mature
62%

In the first half year 2009, the business of Givaudan has proven resilient in a difficult economic environment.

Sales for the first six months of the year totalled CHF 1,996 million, a decrease of 0.9% in local currencies and 4.7% in Swiss francs. Excluding the impact of the divested business in the Flavours division, sales to June 2009 decreased by 0.6% in local currencies versus the same period in 2008. During the second quarter sales posted a slight growth of 0.9% in local currencies compared to a decline of 2.1% in the first quarter of this year.

The operating income margin at comparable basis increased by 1.1 percentage points, mainly as a result of the lower amortisation of intangible assets, whilst the EBITDA margin at comparable basis declined by 1.3 percentage points, driven by continued pressure on the gross profit margin. Net income was CHF 95 million. Earnings per share were 12.62. Adjusted for the various elements of the Quest acquisition, earnings per share were CHF 24.15.

In a continuing weak economy, it remains difficult to reliably forecast the market growth. However, with the exception of Fine Fragrances and, to a lesser extent, other discretionary product segments, the majority of Consumer Products and Flavours are expected to remain resilient. For the full year 2009, Givaudan is confident to outgrow the underlying market, based on briefs pipeline and new wins.

Sales

The Fragrance Division recorded sales of CHF 899 million, a decrease of 2.3% in local currencies and 6.6% in Swiss francs. During the second quarter sales recovered and posted a slight growth of 0.9% in local currencies compared to the decline of 5.4% in the first quarter of this year.

Sales of Consumer Products showed a sales increase in local currencies during the first half of 2009, despite destocking throughout the supply chain. Fine Fragrances and Fragrance Ingredients sales declined, as these two units were particularly affected by the reduction of inventories. Fine Fragrance sales were additionally impacted by a contraction in the market at retail level, however sales in the second quarter improved compared to the first three months.

The Flavour Division recorded sales of CHF 1,097 million, an increase of 0.2% in local currencies and a decrease of 3.2% in Swiss francs. Excluding the impact of the divested St Louis business, sales in the first half year 2009 increased by 0.8% in local currencies versus the same period in 2008.

Sales in Asia Pacific increased at a single-digit rate supported by the double-digit growth of the developing markets. Growth in the mature markets showed encouraging signs of recovery towards the end of the reporting period.

Sales across Europe for both mature and developing markets declined at a mid single-digit rate.

In North America they declined at a low single-digit rate. All segments in both regions have been impacted by lower consumption and destocking.

Sales in Latin America increased at a double-digit rate. Brazil, Argentina and Mexico continued to post strong growth.

STRONG CASH FLOW

Gross Profit
The gross profit margin declined to 44.9% from 46.5% as a result of strong increases in raw material, energy and transportation costs during the second semester of 2008. Although basic commodity and energy prices declined from the peak, the impact of this on Givaudan's input costs will only be reflected once these reductions work through the supply chain.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation)
EBITDA declined to CHF 388 million from CHF 444 million. On a comparable basis EBITDA was CHF 424 million, below the CHF 472 million reported last year. The lower gross profit was partially offset by integration savings and cost containment measures, limiting the decrease of the EBITDA margin on a comparable basis from 22.5% to 21.2%.

Operating Income
The operating income increased to CHF 245 million from CHF 238 million last year. The operating margin on a comparable basis increased to 14.1% from 13.0% reported last year, mainly as a result of the lower amortisation of intangible assets, as well as integration savings and other cost containment measures partially offset by continued pressure on the gross profit margin. The operating income on a comparable basis was CHF 282 million, above the CHF 273 million reported last year.

Net Income
Net income was to CHF 95 million, resulting in a margin of 4.8%. Adjusted for the various elements of the Quest acquisition earnings per share were CHF 24.15.

Cash Flow and Financial Position
Operating cash flow amounted to CHF 422 million compared to CHF 93 million in 2008, as a result of efficient working capital management. Capital expenditure was contained at CHF 43 million, or 2.2% of sales, compared to CHF 89 million (4.3% of sales) last year.

In June, Givaudan successfully completed its CHF 420 million rights issue, with 99.7% of rights being exercised.

As a result of a strong focus on cash generation, lower capital expenditures and the proceeds of the rights issue, net debt at the end of June 2009 was CHF 2,450 million, down from CHF 3,182 million at December 2008.

Excluding the Mandatory Convertible Securities, net debt at the end of June 2009 was CHF 1,703 million, down from CHF 2,438 million at December 2008.

In July 2009, Givaudan has used the full proceeds of the rights issue to reduce the syndicated loan facility arranged as part of the Quest acquisition. At 30 June 2009, the leverage ratio was 33%, compared to 46% at the end of 2008.

Integration of Quest International
Integration activities continued to be on track, with further progress to align the combined supply chain.

Overall, Givaudan is well on track to achieve CHF 170 million and CHF 200 million of sustainable synergies at the end of 2009 and 2010 respectively. In the first half of 2009, the company incurred CHF 37 million of integration costs.

The global business transformation project Outlook (SAP-based ERP system) addressing the supply chain, regulatory and finance is progressing well on time and budget.

Outlook
For the full year 2009, Givaudan is confident to outgrow the underlying market, based on a solid brief pipeline and new wins.

The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement.
The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010.

In a challenging environment, Givaudan continues to focus on its growth initiatives to increase its share in developing countries and in key market segments over the coming five years.

FRAGRANCE DIVISION

For the Six Months Ended 30 June in millions of Swiss francs	2009	2008
Segment sales to third parties	**899**	**962**
EBITDA at comparable basis [a]	**179**	**214**
as % of sales	*19.9%*	*22.3%*
EBITDA [a]	**159**	**203**
as % of sales	*17.7%*	*21.1%*
Operating income at comparable basis [b]	**112**	**116**
as % of sales	*12.5%*	*12.1%*
Operating income	**92**	**98**
as % of sales	*10.2%*	*10.2%*

a) *EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets. EBITDA at comparable basis excludes acquisition related restructuring expenses.*

b) *Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.*

The Fragrance Division recorded sales of CHF 899 million, a decrease of 2.3% in local currencies and 6.6% in Swiss francs. During the second quarter, sales recovered and posted a slight growth of 0.9% in local currencies compared to the decline of 5.4% in the first quarter of this year.

Sales of Consumer Products showed an increase in local currencies during the first half of 2009, despite destocking throughout the supply chain. Fine Fragrances and Fragrance Ingredients sales declined as these two units were particularly affected by the reduction of inventories. Fine Fragrance sales were additionally impacted by a contraction of the market at retail level, however sales in the second quarter improved compared to the first three months.

The EBITDA declined by 21.7% to CHF 159 million from CHF 203 million. The EBITDA margin on a comparable basis decreased to 19.9% from 22.3% versus last year, mainly as a result of the lower gross profit margin and lower sales. For the same reasons, the EBITDA on a comparable basis decreased to CHF 179 million, below the CHF 214 million reported last year. When measured in local currency terms, the EBITDA at comparable basis declined by 10.7%.
Additional synergies and increased prices to customers could not fully compensate for the impact of lower sales, the change in product mix due to lower sales of Fine Fragrances, unfavourable exchange rates and higher raw material prices.

The operating income decreased by 6.1% to CHF 92 million from CHF 98 million last year.
The operating margin on a comparable basis increased to 12.5% from 12.1% reported last year, mainly as a result of lower amortisation of intangible assets, partially offset by continued pressure on the gross profit margin. The operating income on a comparable basis was CHF 112 million, below the CHF 116 million reported last year. When measured in local currency terms, the operating income at comparable basis increased by 5.2%.

Fine Fragrances

In Europe and North America, Fine Fragrance sales declined due to destocking of high inventory levels, built up at the end of 2008 and in the early part of 2009 as a result of weak consumer demand. In Latin America the business continued to deliver strong growth in the second quarter, helped by new wins and volume gains with a number of key clients in the region.

During the second quarter, sales erosion slowed down in Europe and North America, indicating a possible end to the destocking but the lack of consumer confidence and continued reduced travel activity is likely to continue impacting Fine Fragrance sales throughout 2009. Customers are currently carefully evaluating new product introductions. However, the sustained brief pipeline and the launch of a number of new wins at several key accounts were positive signals for Givaudan during the first six months.

Givaudan had a strong presence at the annual award ceremonies in the US, UK, Germany and France where the following products with Givaudan fragrances won awards:

- 37th annual FiFi® Awards in the USA: Harajuku Lovers was the Fragrance of the Year Women's

Luxe; Victoria's Secret Sexy Little Things won Fragrance of the Year Private Label/Direct sell; Tom Ford's Champaca Absolute won Fragrance of the Year Unique Boutique

- FiFi® Awards in the UK: Paco Rabanne 1 Million won Best New Prestige Male Fragrance; Tom Ford White Patchouli was Best New Limited Distribution Fragrance for Woman; Gucci by Gucci Men won Best New Limited Distribution Fragrance for Men
- Duftstars in Germany: Bruno Banani Magic Man and Magic Woman won Best Lifestyle Perfume in the men's and women's categories; Le Male by Jean-Paul Gaultier won Best Classic for men
- Grand Prix du Parfum in France: Paco Rabanne 1 Million won Best Masculine Perfume, Diptyque's Collection Les Hesperides won Best Perfume for Exclusive Distribution and was awarded the Grand Prix Marie Claire.

Consumer Products

Sales of Consumer Products grew at a single-digit rate during the first six months. Following a flat first quarter, sales gained momentum and posted positive growth in the second quarter driven by a double-digit sales increase in developing markets. In mature markets, sales were negatively impacted at the beginning of the year by the destocking throughout the supply chain, but picked up towards the end of the reporting period. The half year sales growth was achieved across international and regional customers.

Asia Pacific reported strong sales growth among all customer groups driven both by new wins and growth of the existing business. Sales growth was especially strong in Indonesia and the Philippines. In Latin America, sales posted double-digit growth supported by strong sales in Argentina and Brazil. Against strong comparables, sales in Europe, Africa and the Middle East came in below last year, despite the return to positive growth during the second quarter.

Sales in North America decreased versus prior year mainly due to softer sales in the discretionary air care segment.

On a worldwide basis, sales in the Fabric Care and Oral Care segments reported the strongest growth. Sales in the household category and in particular the air care segment were below last year's levels.

Fragrance Ingredients

Sales of Fragrance Ingredients declined strongly due to the current economic environment with customers reducing inventory levels. However, sales in the second quarter significantly improved over the first quarter.

A novel Fragrance ingredient, Cosmone – an intensely rich, powerful and elegant musk – was launched to the market.

Fragrance Research

During the first six months of this year, the Fragrance Division's Research and Technology team progressed each of its core innovation platforms.

The latest new molecule introduction is Mystikal™. This powerful ingredient is the first synthetic frankincense note and is currently available exclusively to Givaudan's own perfumers. Its resinous aldehydic note is based on olibanum and myrrh, combined with a sparkling elemi dimension and orris and ambrette seed background. These unique facets bring an elegant and refined signature to fragrance that combines with a highly diffusive, mysterious trail.

In anticipation of future valuable molecule development, Givaudan filed five fragrance-related patent applications during the first six months of 2009.

For another main project in the research organisation – The Scent of the Vanishing Flora – additional scent samples of rare and endangered species have been trapped, analysed and reconstituted. As an example, the scent (needles and wood) of the highly endangered conifer *Widdringtonia cedarbergensis* (Clanwilliam Cedar) was studied at the natural habitat in the Cederbergs, a mountain chain along the Western Cape in South Africa. The dead wood, which we were allowed to collect from the ground, showed an especially attractive warm, cedar wood and somewhat ambra-related scent.

The joint venture project on olfactory research with TecnoScent has further progressed. With improved assay technology, Givaudan and TecnoScent have now started to link olfactory receptor screenings with sensory evaluation. The results will lead to an improved understanding of the biochemistry of the sense of smell to contribute to the creation of better performing products and design of future novel odorant molecules.

Participating in the drive to develop animal-free testing systems by 2010, two different technologies have recently been successfully tested internally by Givaudan scientists.

KeratinoSense, a cell-based technology, will be assessed by various expert laboratories. During the first half of 2009 Givaudan's achievements, published in peer-reviewed journals, have been acknowledged by the toxicological science community.

FLAVOUR DIVISION

For the Six Months Ended 30 June *in millions of Swiss francs*	2009	2008
Segment sales to third parties	1,097	1,133
EBITDA at comparable basis [a]	245	258
as % of sales	*22.3%*	*22.8%*
EBITDA [a]	229	241
as % of sales	*20.9%*	*21.3%*
Operating income at comparable basis [b]	170	157
as % of sales	*15.5%*	*13.9%*
Operating income	153	140
as % of sales	*13.9%*	*12.4%*

a) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets. EBITDA at comparable basis excludes acquisition related restructuring expenses.

b) Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

The Flavour Division recorded sales of CHF 1,097 million, an increase of 0.2% in local currencies and a decrease of 3.2% in Swiss francs. Excluding the impact of the divested St Louis business, sales in the first half 2009 increased by 0.8% in local currencies versus the same period in 2008.

Global economic conditions continue to impact the North American and European businesses translating into a soft consumer demand. In addition, customers are carefully managing inventory levels and working capital. Sales in the developing markets, with the exception of Eastern Europe, are showing a good growth.

Half year sales in North America declined at a low single-digit rate. All segments have been impacted by lower consumption and destocking.

Sales in Asia Pacific increased at a single-digit rate supported by the double-digit growth of the developing markets, especially in India and Southeast Asia. Sales in Japan showed encouraging signs of recovery towards the end of the reporting period.

Sales in Latin America increased at a double-digit rate. Brazil, Argentina and Mexico continued to post strong growth throughout the first six months.

Overall, Givaudan's briefs pipeline remains strong and customers are maintaining their commitment to innovative products especially in the area of Health and Wellness where Givaudan has a strong competitive advantage.

The EBITDA declined by 5.0% to CHF 229 million from CHF 241 million. The EBITDA margin on a comparable basis decreased to 22.3% from 22.8% versus last year, as a result of the lower gross profit margin. The EBITDA on a comparable basis was CHF 245 million, below the CHF 258 million reported last year, mainly as a result of the continued pressure on the gross profit margin.

When measured in local currency terms, the EBITDA on a comparable basis declined by 4.7%. Additional synergies and increased prices to customers could not fully compensate for the impact of lower sales, unfavourable exchange rates and higher raw material prices.

The operating income increased by 9.3% to CHF 153 million from CHF 140 million last year. The operating margin on a comparable basis increased to 15.5% from 13.9% reported last year, mainly as a result of lower amortisation of intangible assets, partially offset by continued pressure on the gross profit margin. The operating income on a comparable basis was CHF 170 million, above the CHF 157 million reported last year. When measured in local currency terms, the operating income at comparable basis increased by 9.6%.

Asia Pacific

Sales in Asia Pacific increased at a single-digit rate supported by a strong momentum in the developing markets. Sales in Japan showed encouraging signs of recovery towards the end of the first half of 2009. The Southeast Asian markets and India grew at a double-digit rate despite softness in China, thanks to the strong inflow of new wins.

Europe, Africa, Middle East (EAME)

Sales across Europe for both mature and developing markets declined at a mid single-digit rate in the difficult economic environment. Central and Eastern European developing markets of Russia, Ukraine and Turkey continued to face major financial and economic challenges impacting sales negatively.

Western European markets declined at a mid single-digit rate. Africa and the Middle East continued to experience solid growth, delivering double-digit increases with the expansion of our beverage and savoury product offerings.

North America

Half year sales in North America declined at a low single-digit rate. All segments have been impacted by lower volumes and destocking in the earlier part of the year. Snacks and Savoury segments declined against high 2008 comparables. However, Givaudan has seen an increase in new opportunities and could successfully convert customer briefs into new wins. The sales momentum for the Beverage segment improved towards the end of the period with new wins achieved.

Latin America

Sales in Latin America increased at a double-digit rate. Brazil, Argentina and Mexico continued to post strong growth rates. All segments posted growth with Beverage leading the way followed closely by Dairy and Savoury. The inflow of new briefs continued to build across all food and beverage categories.

Flavour Research

The existence of a robust global innovation process is essential to Givaudan's growth strategy. The science and technology pipeline continues to generate a steady stream of proprietary ingredients as well as differentiated tools and technologies to address consumer-guided flavour solutions.

The health and wellness focus by food and beverage companies has led to the introduction of new and reformulated products with reduced levels of salt, sugar and fat to meet consumer demands. With an expanded taste research programme that has targeted the development of natural ingredients, Givaudan is well-positioned to address its customer requirements for effective flavour systems.

In 2009, Givaudan's "natural products" scientists are intensifying efforts to uncover novel taste modifiers from nature. Together with a number of external alliance partners and, guided by ethno-botanists, emphasis has been placed on exotic spices and traditional Asian cooking techniques. Investigation of these local materials is expected to lead to new taste components for new product development briefs from customers.

Reduced-sodium applications are particularly challenging since salt invariably performs a number of functions in food products.
The introduction of a salt reduction toolbox of ingredients leverages our extensive expertise in fermentation and biocatalysis. This has enabled the commercial development teams worldwide to capture a significant number of business opportunities with TasteSolutions™ that deliver clean-label low-sodium products. Other taste attributes such as umami work in concert with salt to create a well-rounded, full-bodied taste effect. Several novel molecules with highly impactful umami taste profiles have been discovered with the aid of the powerful bioassay discovery engine. It is anticipated that these will be added to our ingredient palette by the end of 2009.

The approach to sweetness enhancement has matured over the past year: Rebaudioside A, a Stevia-derived high intensity natural sweetener, now occupies centre stage as the most preferred ingredient for sweetening zero-calorie products. Temporal defects and lingering bitterness have been addressed with flavour-masking technology which enhances the overall taste performance and eliminates many of the inherent sensory defects. Other enhancements to the sweet toolbox continue to expand the utility for multiple applications and a new high-impact sweet enhancer is awaiting GRAS approval.

New, proprietary natural ingredients for the TasteEssentials™ Chicken and TasteEssentials™ Vanilla programmes have expanded the portfolio of products which give Givaudan a competitive edge in the marketplace. An added advantage is the contribution that these new materials make to the company's drive to improve the sustainability of its ingredient base.

Investigation of special citrus varietals has been facilitated by the close collaboration with the University of California, Riverside, which has unique citrus groves. Over 100 varieties of citrus (orange, lemon and lime) have been examined to increase the diversity of profile knowledge and discovery of new molecules to catalyse new development avenues.

HALF YEAR FINANCIAL REPORT 2009



Givaudan developed a partnership focusing on the sustainable supply of benzoin from Laos as part of its Innovative Naturals™ programme. The project involves economic and social initiatives and aims to ensure a sustainable supply of benzoin, a raw material used in Fine Fragrances and Consumer Products and extracted as gum or "tears" from Styrax tonkinensis trees by villagers in northern Laos.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except for per share data	Note	2009	2008
Sales		1,996	2,095
Cost of sales		(1,100)	(1,121)
Gross profit		**896**	**974**
as % of sales		*44.9%*	*46.5%*
Marketing and distribution expenses		(294)	(319)
Research and product development expenses		(164)	(169)
Administration expenses		(71)	(66)
Amortisation of intangible assets		(82)	(132)
Share of loss of jointly controlled entities		(1)	-
Other operating income	5	5	7
Other operating expense	6	(44)	(57)
Operating income		**245**	**238**
as % of sales		*12.3%*	*11.4%*
Financing costs	7	(75)	(75)
Other financial income (expense), net	8	(40)	(33)
Income before taxes		**130**	**130**
Income taxes		(34)	(35)
Income for the period		**96**	**95**
Attribution			
Income attributable to non-controlling interests		1	1
Income attributable to equity holders of the parent		95	94
as % of sales		*4.8%*	*4.5%*
Earnings per share – basic (CHF)	9	**12.62**	**12.68**
Earnings per share – diluted (CHF)	9	**12.58**	**12.58**

The notes on pages 18 to 23 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed Consolidated Statement of Comprehensive Income for the Six Months Ended 30 June

in millions of Swiss francs, except for per share data	Note	**2009**	**2008**
Income for the period		**96**	**95**
Available-for-sale financial assets			
Movement on fair value for available-for-sale financial assets, net		17	(11)
Movement on deferred taxes on fair value adjustments		1	1
(Gain) loss on available-for-sale financial assets removed from equity and recognised in the consolidated income statement		2	-
Cash flow hedges			
Fair value adjustments in year		(4)	21
Remove from equity to the income statement (financing costs)		18	(2)
Exchange differences arising on translation of foreign operations			
Change in currency translation		143	(242)
Other comprehensive income for the period		**177**	**(233)**
Total comprehensive income for the period		**273**	**(138)**
Attribution			
Total comprehensive income attributable to non-controlling interests		1	(1)
Total comprehensive income attributable to equity holders of the parent		272	(137)

The notes on pages 18 to 23 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed Consolidated Statement of Financial Position at Period Ended

In millions of Swiss francs	Note	30 June 2009	31 December 2008
Cash and cash equivalents		1,110	419
Derivative financial instruments		32	121
Derivatives on own equity instruments		3	14
Available-for-sale financial assets		18	91
Accounts receivable – trade		752	664
Inventories		689	755
Current income tax assets		48	33
Other current assets		126	83
Current assets		**2,778**	**2,180**
Property, plant and equipment		1,500	1,486
Intangible assets		3,148	3,083
Deferred income tax assets		49	59
Assets for post-employment benefits		47	39
Jointly controlled entities		7	8
Other long-term assets		149	142
Non-current assets		**4,900**	**4,817**
Total assets		**7,678**	**6,997**
Short-term debt	10	1,262	282
Derivative financial instruments		98	153
Accounts payable – trade and others		361	331
Accrued payroll & payroll taxes		92	108
Current income tax liabilities		71	50
Financial liability: own equity instruments		30	30
Provisions		68	31
Other current liabilities		133	124
Current liabilities		**2,115**	**1,109**
Long-term debt	10	2,298	3,319
Provisions		101	92
Liabilities for post-employment benefits		158	153
Deferred income tax liabilities		180	179
Other non-current liabilities		49	52
Non-current liabilities		**2,786**	**3,795**
Total liabilities		**4,901**	**4,904**
Share capital	11	85	73
Retained earnings and reserves	11	3,637	3,153
Hedging reserve		(37)	(51)
Own equity instruments	12	(147)	(157)
Fair value reserve for available-for-sale financial assets		(8)	(28)
Cumulative translation differences		(760)	(903)
Equity attributable to equity holders of the parent		**2,770**	**2,087**
Non-controlling interests		7	6
Total equity		**2,777**	**2,093**
Total liabilities and equity		**7,678**	**6,997**

The notes on pages 18 to 23 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

2009 *in millions of Swiss francs*	Note	**Share Capital**	**Restricted retained earnings and reserves**	**Unrestricted retained earnings and reserves**	**Own equity instruments**	**Hedging reserve**	**Fair value reserve for available-for-sale financial assets**	**Currency translation differences**	**Equity attributable to equity holders of the parent**	**Non-controlling interests**	**Total equity**
Note											
Balance as at 1 January 2009		**73**	**311**	**2,842**	**(157)**	**(51)**	**(28)**	**(903)**	**2,087**	**6**	**2,093**
Income for the period				95					95	1	96
Other comprehensive income for the period											
Available-for-sale financial assets							20		20		20
Cash flow hedges						14			14		14
Exchange differences arising on translation of foreign operations								143	143	-	143
Total comprehensive income for the period				**95**		**14**	**20**	**143**	**272**	**1**	**273**
Issuance of shares	11	12		460					472		472
Dividends paid	11			(71)					(71)	-	(71)
Transfer from restricted reserve											
Movement on own equity instruments, net	12				10				10		10
Net change in other equity items		**12**		**389**	**10**				**411**		**411**
Balance as at 30 June 2009		**85**	**311**	**3,326**	**(147)**	**(37)**	**(8)**	**(760)**	**2,770**	**7**	**2,777**
Balance as at 1 January 2008		**73**	**325**	**2,856**	**(178)**	**9**	**18**	**(428)**	**2,675**	**7**	**2,682**
Income for the period				94					94	1	95
Other comprehensive income for the period											
Available-for-sale financial assets							(10)		(10)		(10)
Cash flow hedges						19			19		19
Exchange differences arising on translation of foreign operations								(240)	(240)	(2)	(242)
Total comprehensive income for the period				**94**		**19**	**(10)**	**(240)**	**(137)**	**(1)**	**(138)**
Dividends paid	11			(139)					(139)		(139)
Transfer from restricted reserve			(14)	14							
Movement on own equity instruments, net	12				10				10		10
Net change in other equity items			**(14)**	**(125)**	**10**				**(129)**		**(129)**
Balance as at 30 June 2008		**73**	**311**	**2,825**	**(168)**	**28**	**8**	**(668)**	**2,409**	**6**	**2,415**

The notes on pages 18 to 23 form an integral part of these interim condensed consolidated financial statements (unaudited).

Condensed Consolidated Cash Flow Statement for the Six Months Ended 30 June

In millions of Swiss francs	Note	2009	2008
Income for the period		96	95
Income tax expense		34	35
Interest expense		64	53
Non-operating income and expense		51	55
Operating income		**245**	**238**
Depreciation of property, plant and equipment		60	67
Amortisation of intangible assets		82	132
Impairment of long lived assets		1	7
Other non-cash items		24	(3)
Adjustments for non-cash items		**167**	**203**
(Increase) decrease in inventories		85	(85)
(Increase) decrease in accounts receivable		(61)	(94)
(Increase) decrease in other current assets		(36)	(12)
Increase (decrease) in accounts payable		37	(46)
Increase (decrease) in other current liabilities		21	(7)
(Increase) decrease in working capital		**46**	**(244)**
Income taxes paid		**(9)**	**(60)**
Other operating cash flows, net		**(27)**	**(44)**
Cash flows from (for) operating activities		**422**	**93**
Proceeds from issue of straight bond	10	297	
Repayment of syndicated loan	10	(150)	(50)
Other increase (decrease) in long-term debt, net			(93)
Repayment of private placements		(90)	(31)
Other increase (decrease) in short-term debt, net		(112)	225
Interest paid		(88)	(67)
Dividends paid	11	(71)	(139)
Issuance of shares	11	480	
Purchase and sale of own equity instruments, net	12	4	23
Others, net		(4)	(12)
Cash flows from (for) financing activities		**266**	**(144)**
Acquisition of property, plant and equipment		(43)	(89)
Acquisition of intangible assets		(35)	(41)
Acquisition of subsidiary, net of cash acquired			53
Disposal of subsidiary, net of cash disposed			16
Proceeds from the disposal of property, plant and equipment		-	2
Interest received		3	5
Purchase and sale of available-for-sale financial assets, net		83	(27)
Purchase and sale of derivative financial instruments, net		4	86
Others, net		(18)	(35)
Cash flows from (for) investing activities		**(6)**	**(30)**
Net increase (decrease) in cash and cash equivalents		**682**	**(81)**
Net effect of currency translation on cash and cash equivalents		9	(12)
Cash and cash equivalents at the beginning of the period		419	359
Cash and cash equivalents at the end of the period		**1,110**	**266**

The notes on pages 18 to 23 form an integral part of these interim condensed consolidated financial statements (unaudited).

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Group Organisation

Givaudan SA and its subsidiaries (hereafter "the Group") operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. Worldwide, it employs 8,525 people.

2. Basis of Preparation of Financial Statements

These financial statements are the unaudited interim condensed consolidated financial statements (hereafter "the interim financial statements") of the Group for the six month period ended 30 June 2009 (hereafter "the interim period"). They have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the 2008 consolidated financial statements as they provide an update of the most recent financial information available.

In the frame of the general deterioration of the economic environment, the Group has assessed whether there is any indication of impairment of its intangible assets. Management has concluded that the current circumstances do not lead to a situation whereby the carrying amount of the intangible assets may not be recoverable. In addition, a sensitivity analysis on the recoverable amount of goodwill that used reasonable assumptions on future cash flows and on the discount rate resulted in no impairment charge in either division.

Following the increase in the share capital through the issuance of 999,624 fully paid-in registered shares (see note 11), the Group has conducted an analysis to identify all related accounting impacts. This resulted in no significant impacts other than those directly related to the share capital increase (see note 11), the debt (see note 10), earnings per share (see note 9) and subsequent events (see note 13).

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

These interim financial statements are not audited. The 31 December 2008 statement of financial position has been derived from the audited 2008 consolidated financial statements. Givaudan SA's Board of Directors approved these interim financial statements on 31 July 2009.

3. Accounting Policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in the 2008 consolidated financial statements for the year ended 31 December 2008, with the exception of the adoption as of 1 January 2009 of the standards and interpretations described below:

IAS 23 (revised) Borrowing Costs requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the costs of that asset. The accounting policy of immediately expensing those borrowing costs was removed as from 1 January 2009. During the first six months of 2009, the Group did not recognise any new qualifying asset and therefore no borrowing costs were capitalised.

IFRS 8 Operating Segments replaces IAS 14 Segment Reporting and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The operating segments are identified on the basis of internal reports regularly reviewed by the Executive Committee, the members of the Executive Committee being the chief operating decision makers, in order to allocate resources to the segments and to assess their respective performance. The business units of each Division, respectively Fine Fragrances, Consumer Products and Fragrance Ingredients for the Fragrance Division and Beverages, Dairy, Savoury and Sweet Goods for the Flavour Division, do not qualify as operating segments as decision making about the allocation of resources and the assessment of performance are not made at this level. The internal financial reporting is consistently prepared into the two operating divisions: Fragrances and Flavours. Thus the adoption of IFRS 8 did not result in additional segments or different segments. However the Group changed its segment profit disclosure to operating income at comparable basis. This measure is computed as the operating income adjusted for non-recurrent items (see note 4 of the interim financial statements).

Amendments to IAS 1 Presentation of Financial Statements prohibit the presentation of items of income and expenses – that is "non-owner changes in equity" – in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. The performance statement is presented in two statements; the income statement and the statement of comprehensive income. The revised standard has introduced a number of terminology changes (including revised titles for the interim financial statements) and has resulted in a number of changes in presentation. However, the revised standard has no impact on the reported results or financial position of the Group.

Amendments to IFRS 2 Share-based Payment clarify that vesting conditions are service conditions and performance conditions. These have no impact on the share-based payments plans established by the Group.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements allow first-time adopters to use a deemed cost to measure the initial cost of investments in the separate financial statements and removes the definition of the cost method from IAS 27 by replacing it with a new requirement. The amendments have no impact on the Group's consolidated financial statements.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements require an entity to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity. These amendments have no impact on the Group's consolidated financial statements.

Improvements to IFRSs issued in May 2008 set out 35 amendments across 20 different standards, related bases for conclusions and guidance. These amendments have not resulted in a change of the Group's accounting policies since those policies are in line with the clarifications specified.

Amendments to IFRS 7 Financial Instruments: Disclosures set out improvements in disclosures on financial instruments. These amendments extend the disclosures required in respect of fair value measurement recognised in the statement of financial position. These changes will be reflected in the relevant notes of the 2009 Financial Report.

IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for constructions of real estates, IFRIC 16 Hedges of a net investment in a foreign operation, and amendments to IFRIC 9 and IAS 39 Reassessment of Embedded Derivatives have no impact on the Group's consolidated financial statements.

4. Segment Information

The segments identified in accordance with IFRS 8 are the same than previously disclosed in the past years, and therefore the information disclosed below is largely comparable to the relevant note of the 2008 Financial Report:

For the Six Months Ended 30 June	**Fragrances**		**Flavours**		**Group**	
In millions of Swiss francs	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Segment sales	901	969	1,099	1,134	2,000	2,103
Less inter segment sales [a]	(2)	(7)	(2)	(1)	(4)	(8)
Segment sales to third parties	**899**	**962**	**1,097**	**1,133**	**1,996**	**2,095**
Operating income at comparable basis	**112**	**116**	**170**	**157**	**282**	**273**
as % of sales	*12.5%*	*12.1%*	*15.5%*	*13.9%*	*14.1%*	*13.0%*
Segment assets [b]	**2,481**	**2,695**	**3,608**	**3,716**	**6,089**	**6,411**

a) *Transfer prices for inter-divisional sales are set on an arm's length basis.*

b) *Segment assets consist of property, plant and equipment, intangibles, inventories and receivables.*

Reconciliation Table to Group's Operating Income

For the Six Months Ended 30 June	**Fragrances**		**Flavours**		**Group**	
In millions of Swiss francs	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Operating income at comparable basis	**112**	**116**	**170**	**157**	**282**	**273**
Integration and restructuring costs	(20)	(11)	(16)	(17)	(36)	(28)
Impairment of long-lived assets		(7)	(1)		(1)	(7)
Operating income	**92**	**98**	**153**	**140**	**245**	**238**
as % of sales	*10.2%*	*10.2%*	*13.9%*	*12.4%*	*12.3%*	*11.4%*

5. Other Operating Income

For the Six Months Ended 30 June *in millions of Swiss francs*	**2009**	**2008**
Gains on fixed assets disposal	-	1
Interest on accounts receivable-trade	1	1
Royalty income	1	-
Other income	3	5
Total other operating income	**5**	**7**

6. Other Operating Expense

For the Six Months Ended 30 June *In millions of Swiss francs*	**2009**	**2008**
Impairment of long-lived assets	1	7
Losses on fixed assets disposals	1	3
Business related information management project costs	4	4
Quest integration expense	36	28
Other business taxes	4	5
Other expenses	(2)	10
Total other operating expense	**44**	**57**

7. Financing Costs

For the Six Months Ended 30 June *In millions of Swiss francs*	**2009**	**2008**
Interest expense	64	53
Derivative interest losses (gains)	-	11
Mandatory conversion feature of the Mandatory Convertible Securities	8	8
Amortisation of debt discounts	3	3
Total financing costs	**75**	**75**

8. Other Financial (Income) Expense, Net

For the Six Months Ended 30 June *In millions of Swiss francs*	**2009**	**2008**
Fair value and realised (gains) losses from derivatives instruments, net (at fair value through income statement)	46	(51)
Fair value and realised (gains) losses from own equity instruments, net	11	20
Exchange (gains) losses, net	(31)	62
Impairment of available-for-sale financial assets	8	-
Gains from available-for-sale financial assets	-	(2)
Losses from available-for-sale financial assets	1	3
Realised gains from available-for-sale financial assets removed from equity	(3)	-
Realised losses from available-for-sale financial assets removed from equity	5	-
Interest income	(3)	(6)
Capital taxes and other non business taxes	3	4
Other (income) expense, net	3	3
Total other financial (income) expense, net	**40**	**33**

9. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders by the weighted average number of shares outstanding.

	2009	**2008**[a]
Income attributable to equity holders of the parent (CHF million)	**95**	**94**
Weighted average number of shares outstanding[a]		
Ordinary shares	7,691,930	7,576,276
Treasury shares	(164,684)	(164,329)
Net weighted average number of shares outstanding	**7,527,246**	**7,411,947**
Basic earnings per share (CHF)	**12.62**	**12.68**

a) *The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element in the right issue (see note 11).*

Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares.

	2009	2008[a]
Income attributable to equity holders of the parent (CHF million)	95	94
Weighted average number of shares outstanding for diluted earnings per share of 26,406 (2008: 61,640)[a]	7,553,652	7,473,587
Diluted earnings per share (CHF)	12.58	12.58

a) The weighted average number of shares outstanding for diluted earnings per share has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element in the right issue (see note 11).

10. Debt

2009 *in millions of Swiss francs*	Within 1 to 3 years	Within 3 to 5 years	Thereafter	Total long-term	Short-term within 1 year	Total
Floating rate debt						
Bank borrowings					81	81
Syndicated loan – unhedged part	25			25	400	425
Bank overdrafts					1	1
Total floating rate debt	**25**			**25**	**482**	**507**
Fixed rate debt						
Straight bonds	573	297		870		870
Private placements	38	351	114	503	33	536
Syndicated loan – hedged part	900			900		900
Mandatory Convertible Securities (MCS)					747	747
Total fixed rate debt	**1,511**	**648**	**114**	**2,273**	**780**	**3,053**
Balance as at 30 June	**1,536**	**648**	**114**	**2,298**	**1,262**	**3,560**
Balance as at 30 June (excluding MCS)	**1,536**	**648**	**114**	**2,298**	**515**	**2,813**

2008 *in millions of Swiss francs*	Within 1 to 3 years	Within 3 to 5 years	Thereafter	Total long-term	Short-term within 1 year	Total
Floating rate debt						
Bank borrowings					156	156
Syndicated loan – unhedged part		375		375		375
Bank overdrafts					38	38
Total floating rate debt		**375**		**375**	**194**	**569**
Fixed rate debt						
Straight bonds	274	298		572		572
Private placements	69	217	242	528	88	616
Syndicated loan – hedged part		1,100		1,100		1,100
Mandatory Convertible Securities (MCS)	744			744		744
Total fixed rate debt	**1,087**	**1,615**	**242**	**2,944**	**88**	**3,032**
Balance as at 31 December	**1,087**	**1,990**	**242**	**3,319**	**282**	**3,601**
Balance as at 31 December (excluding MCS)	**343**	**1,990**	**242**	**2,575**	**282**	**2,857**

On 19 February 2009 the Group issued a 4.25% 5-year public bond (maturity 19 March 2014) with a nominal value of CHF 300 million. The bond was issued by Givaudan SA. The proceeds of CHF 297 million were mainly used to repay private placements at maturity for a total amount of CHF 90 million and to repay a portion of the syndicated loan for a total amount of CHF 174 million.

In the first quarter of 2009, the Group reclassified the Mandatory Convertible Securities with maturity date of 1 March 2010 from long-term debt to short-term debt. The total amount transferred was CHF 745 million.

On 25 June 2009 the Group issued 999,624 fully paid-in registered shares from authorised capital. The proceeds, net of transaction costs, of CHF 398 million will be fully used to pre-pay a portion of the syndicated loan (see note 13).

The Group has entered into several private placements and into a syndicated loan which contain various covenants with externally imposed capital requirements. The Group was in compliance with these requirements as at 30 June 2009.

11. Equity

At the Annual General Meeting held on 26 March 2009 the distribution of an ordinary dividend of CHF 20.00 per share (2008: ordinary dividend of CHF 19.50 gross per share) in the form of cash (CHF 10.00) and one warrant (CHF 10.00) was approved. The warrants were tradable and were exchanged with a ratio of 31:1 for Givaudan shares within a limited period. In total, 226,837 shares were issued from conditional capital. In April 2009 this resulted in an increase of CHF 2,268,370 in share capital and an increase of CHF 72,587,840 of retained earnings corresponding to the total value of the net proceeds received from the warrant executions.

On 11 June 2009 the Board of Directors announced an increase in the share capital through the issuance of 999,624 fully paid-in registered shares from authorised capital with a nominal value of CHF 10.00 each. The new shares were offered to all shareholders by the way of a rights issue which were traded from 17 June 2009 to 23 June 2009 on SIX Swiss Exchange. The exercise of 15 rights entitled the holder to subscribe for two new shares at a subscription price of CHF 420 per new share. On 29 June 2009, 999,624 shares were issued from the authorised capital. This resulted in an increase of CHF 9,996,240 in share capital and an increase of CHF 388,003,760 of retained earnings corresponding to the total value of the net proceeds received from the rights executions.

At 30 June 2009, the share capital amounts to CHF 84,968,010 divided into 8,496,801 fully paid-up registered shares with a nominal value of CHF 10.00 each. Each share gives the right to one vote.

12. Own equity instruments

The Group holds own equity instruments and derivatives on own shares mainly to cover the anticipated obligations related to the executive share option plans. At 30 June 2009, the Group held 158,245 own shares (2008: 158,196), as well as derivatives on own shares equating to a net short position of 215,444 shares (2008: 206,272).

13. Subsequent event

The net proceeds of the rights issue (see note 11) of CHF 398 million have been fully used to pre-pay a portion of the syndicated loan in July 2009 (see note 10).

CONTACT

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
www.givaudan.com

General information:
T + 41 22 780 91 11
F + 41 22 780 91 50

Media and investor relations:
T + 41 22 780 90 53
F + 41 22 780 90 90

Share registry:
SAG SEGA Aktienregister AG
Postfach
CH-4601 Olten
Switzerland
T + 41 62 205 36 95
F + 41 62 205 39 66

The Givaudan Half Year Report 2009 is published in English, German and French.

The Givaudan Half Year Financial Report is published in English.

All trademarks mentioned enjoy legal protection.

Printed in Switzerland

© Givaudan SA, 2009


FSC
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File N° 1263-2B-82-5087

RECEIVED
2009 AUG -7 A 11:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan

Media Release

Half Year Results 2009
Improved momentum and strong cash flow

- **Sales of CHF 1,996 million, slight decline of 0.6% in local currencies, excluding divested business**
- **EBITDA margin on a comparable basis of 21.2%**
- **Improved momentum in the course of the first half year in both sales and profitability**
- **Net income of CHF 95 million**
- **Net debt reduced by CHF 732 million supported by strong operating cash flow of CHF 422 million and successful completion of rights issue**
- **Quest integration well on track to achieve CHF 170 million and CHF 200 million of synergies at end of 2009 and 2010 respectively**

Geneva, 4 August 2009. In the first half year 2009, the business of Givaudan has proven resilient in a difficult economic environment.

Sales for the first six months of the year totalled CHF 1,996 million, a decrease of 0.9% in local currencies and 4.7% in Swiss francs. Excluding the impact of the divested business in the Flavours division, sales to June 2009 decreased by 0.6% in local currencies versus the same period in 2008. During the second quarter sales posted a slight growth of 0.9% in local currencies compared to a decline of 2.1% in the first quarter of this year.

The operating income margin on a comparable basis increased by 1.1 percentage points, mainly as a result of the lower amortisation of intangible assets, whilst the EBITDA margin on a comparable basis declined by 1.3 percentage points, driven by continued pressure on the gross margin.

Net income was CHF 95 million. Earnings per share were 12.62. Adjusted for the various elements of the Quest acquisition, earnings per share were CHF 24.15.

In a continuing weak economy, it remains difficult to reliably forecast the market growth. However, with the exception of Fine Fragrances and, to a lesser extent, other discretionary product segments, the majority of Consumer Products and Flavours are expected to remain resilient. For the full year 2009, Givaudan is confident to outgrow the underlying market, based on briefs pipeline and new wins.

Sales

The Fragrance Division recorded sales of CHF 899 million, a decrease of 2.3% in local currencies and 6.6% in Swiss francs. During the second quarter sales recovered and posted a slight growth of 0.9% in local currencies compared to the decline of 5.4% in the first quarter of this year.
Sales of Consumer Products showed a sales increase in local currencies during the first half of 2009, despite destocking throughout the supply chain. Fine Fragrances and Fragrance Ingredients sales declined, as these two units were particularly affected by the reduction of inventories. Fine Fragrance sales were additionally impacted by a contraction in the market at retail level, however sales in the second quarter improved compared to the first three months.

The Flavour Division recorded sales of CHF 1,097 million, an increase of 0.2% in local currencies and a decrease of 3.2% in Swiss francs. Excluding the impact of the divested St Louis business, sales in the first half year 2009 increased by 0.8% in local currencies versus the same period in 2008.

Sales in Asia Pacific increased at a single-digit rate supported by the double-digit growth of the developing markets. Growth in the mature markets showed encouraging signs of recovery towards the end of the reporting period.
Sales across Europe for both mature and developing markets declined at a mid single-digit rate. In North America they declined at a low single-digit rate. All segments in both regions have been impacted by lower consumption and destocking.
Sales in Latin America increased at a double-digit rate. Brazil, Argentina and Mexico continued to post strong growth.

Gross Profit

The gross profit margin declined to 44.9% from 46.5% as a result of strong increases in raw material, energy and transportation costs during the second semester of 2008. Although basic commodity and energy prices declined from the peak, the impact of this on Givaudan's input costs will only be reflected once these reductions work through the supply chain.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation)

EBITDA declined to CHF 388 million from CHF 444 million. On a comparable basis EBITDA was CHF 424 million, below the CHF 472 million reported last year. The lower gross profit was partially offset by integration savings and cost containment measures, limiting the decrease of the EBITDA margin on a comparable basis from 22.5% to 21.2%.

Operating Income

The operating income increased to CHF 245 million from CHF 238 million last year. The operating margin on a comparable basis increased to 14.1% from 13.0% reported last year, mainly as a result of the lower amortisation of intangible assets, as well as integration savings and other cost containment measures, partially offset by continued pressure on the gross profit margin. The operating income on a comparable basis was CHF 282 million, above the CHF 273 million reported last year.

Net Income

Net income was to CHF 95 million, resulting in a margin of 4.8%. Adjusted for the various elements of the Quest acquisition earnings per share were CHF 24.15.

Cash Flow and Financial Position

Operating cash flow amounted to CHF 422 million compared to CHF 93 million in 2008, as a result of efficient working capital management. Capital expenditure was contained at CHF 43 million, or 2.2% of sales, compared to CHF 89 million (4.3% of sales) last year.

In June, Givaudan successfully completed its CHF 420 million rights issue, with 99.7% of rights being exercised.

As a result of a strong focus on cash generation, lower capital expenditures and the proceeds of the rights issue, net debt at the end of June 2009 was CHF 2,450 million, down from CHF 3,182 million at December 2008. Excluding the Mandatory Convertible Securities, net debt at the end of June 2009 was CHF 1,703 million, down from CHF 2,438 million at December 2008. In July 2009, Givaudan has used the full proceeds of the rights issue to reduce the syndicated loan facility arranged as part of the Quest acquisition. At 30 June 2009, the leverage ratio was 33%, compared to 46% at the end of 2008.

Integration of Quest International

Integration activities continued to be on track, with further progress to align the combined supply chain. Integration activities continued to be on track, with further progress to align the combined supply chain. Overall, Givaudan is well on track to achieve CHF 170 million and CHF 200 million of sustainable synergies at the end of 2009 and 2010 respectively. In the first half of 2009, the company incurred CHF 37 million of integration costs.

The global business transformation project Outlook (SAP-based ERP system) addressing the supply chain, regulatory and finance is progressing well on time and budget.

Outlook

For the full year 2009, Givaudan is confident to outgrow the underlying market, based on a solid briefs pipeline and new wins.

The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010.

In a challenging environment, Givaudan continues to focus on its growth initiatives to increase its share in developing countries and in key market segments over the coming five years.

Key Figures

in Mio CHF except per share data	**HY 2009**	**HY 2008**
Group sales	1,996	2,095
Fragrance sales	899	962
Flavour sales	1,097	1,133
Gross profit	896	974
as % of sales	*44.9%*	*46.5%*
EBITDA on a comparable basis 1)	424	472
as % of sales	*21.2%*	*22.5%*
EBITDA 2)	388	444
as % of sales	*19.4%*	21.2%
Operating income on a comparable basis 1)	282	273
as % of sales	*14.1%*	*13.0%*
Operating income	245	238
as % of sales	*12.3%*	*11.4%*
Net income	95	94
as % of sales	*4.8%*	*4.5%*
Earnings per share (basic) 3)	12.62	12.68
Adjusted earnings per share 4)	24.15	29.68

1) EBITDA on a comparable basis excludes acquisition related expenses. Operating Income at comparable basis excludes acquisition related expenses and impairment of long-lived assets.

2) EBITDA: Earnings before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.

3) The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element of the rights issue.

4) Adjusted for after tax effect of amortisation of intangible assets and integration costs.

in Mio CHF	30 June 2009	31 December 2008
Current assets	*2,778*	*2,180*
Non-current assets	*4,900*	*4,817*
Total Assets	**7,678**	**6,997**
Current liabilities	*2,115*	*1,109*
Non-current liabilities	*2,786*	*3,795*
Equity	*2,777*	*2,093*
Total liabilities and equity	**7,678**	**6,997**
Cash and Cash Equivalents	*1,110*	*419*
Short Term Debt	*1,262*	*282*
Long Term Debt	*2,298*	*3,319*
Net Debt including MCS	**2,450**	**3,182**
Net Debt excluding MCS	**1,703**	**2,438**
Leverage Ratio 5)	*33%*	*46%*

5) Leverage ratio is defined as net debt divided by total equity plus net debt. In this calculation the MCS are defined as equity equivalent.

The half year report 2009 is available on Givaudan's web site http://www.givaudan.com as a downloadable pdf-file.

On 4 August 2009 at 15.00 CET a conference call between the company and analysts and investors will be broadcasted on Givaudan's web site http://www.givaudan.com.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com